Mail Stop 3561

March 20, 2008

Mr. Ray M. Van Landingham
Chief Financial Officer
1801 Art Museum Drive
Jacksonville, Florida 32207

> **Re: Patriot Transportation Holding, Inc.**
> **Form 10-K for the year ended September 30, 2007**
> **Filed December 7, 2007**
> **File No. 000-17554**

Dear Mr. Van Landingham:

We have reviewed your response letter dated March 19, 2008 and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Quarterly Report on Form 10-Q for the quarter ended December 31, 2007
Note (10)CEO Retirement

1. We note from your response to our prior comment that the retirement agreement accelerated the vesting of the unvested stock options and unvested restricted stock

awards and you accounted for this modification of the original grant by terminating the original awards and issuing newly measured awards accounted for as cash awards. In light of the fact that it appears you accounted for this transaction as the cancellation and replacement of awards of equity instruments, please tell us how you applied the guidance in paragraph 56 of SFAS No. 123R in calculating or determining the amount of compensation expense recognized for the unvested awards.

Form 10-Q/A for the quarter ended December 31, 2007

2. We note your disclosure that in relation to the taking of your 101 acre tract of land in Prince William County, Virginia, VDOT deposited $5,860,000 with the Court. Please tell us, and disclose in future filings, how you have determined that you are fully entitled to the $5,860,000 deposited with the Court. Also, please tell us, and disclose when you expect to receive the proceeds.

****

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief